Exhibit 99.1
FLY Leasing Overview October 2010

Caution Concerning Forward-looking Statements This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will," or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY Leasing Limited's (FLY) future business and financial performance and for the aviation industry. Forward-looking statements are based on management's current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors, including those discussed in the company's Annual Report on Form 20-F for the year ended December 31, 2009 and filed with the SEC on March 8, 2010 and in the company's Form 6-K filed with the SEC on August 6, 2010 for the quarter ending June 30, 2010. The company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise. Unless otherwise stated, all information regarding FLY's aircraft portfolio and leases in this presentation is as of September 30, 2010.

Overview Overview Geographic Diversity -33 Lessees (4) Notes: Each includes one freighter. One A330-200, one B747-400, one B767-300ER and one B777-200ER. During the 3rd Quarter of 2010, three aircraft were sold. Based upon percent of the book value of aircraft and geographic location of lessees. Of the four aircraft that require remarketing in 2010, two aircraft are subject to an LOI for new leases. Graph does not include one aircraft scheduled to be sold in 4th Quarter of 2010. Modern Fleet - 8.1 Yr Average Age Modern Fleet - 8.1 Yr Average Age A320 Family 26 B737 Next Generation 14 B737 Classic (1) 3 B757 (1) 12 Wide Body (2) 4 Total (3) 59 % Narrowbody (4) 85% Long Leases - 4.4 Yr Remaining Lease Term (5) (CHART) FLY acquires modern, high-demand and fuel-efficient commercial jet aircraft under long-term contracts to a diverse group of global airlines FLY is serviced by BBAM - one of the world's leading aircraft leasing and management companies

Investment Highlights

Recent Portfolio Activity FLY has taken advantage of improving industry and financing conditions to make strategic aircraft dispositions and acquisitions.

Shareholder Enhancement Initiatives Shareholder Enhancement Initiatives Notes: Details of these sales will be reported in the 3rd Quarter financial results.

Quarterly Shareholder Enhancement Activities Since IPO Cumulative Totals: Dividends paid of $3.40 / share 6.97m share repurchased at an average price of $7.28 $169.4m par amount of debt purchased for $83.0m Sale of option for cash gain of $12.5m

FLY's Investment in BBAM FLY acquired 15% of BBAM for $8.75 million in April 2010 BBAM is a privately-held company formed by senior executives of Babcock & Brown Aircraft Management LLC, formerly the aviation division of Babcock & Brown Limited BBAM manages over 380 leased aircraft, including those in FLY's portfolio In a related transaction, the BBAM management team, acting through Summit Aviation Partners LLC, acquired one million FLY shares from Babcock & Brown Limited Summit Aviation Partners FLY BBAM LP Summit owns 1,000,000 FLY Shares (3.8%) 85% 15%

BBAM - Overview BBAM is the world's third-largest manager of leased commercial jet aircraft The management team has worked together since 1991 to provide management and remarketing services to global aircraft investors ILFC GECAS BBAM RBS ACG CIT BOC AerCap AWAS Aircastle East 45.9 42.8 11 8.3 7.3 7.3 7.2 7.2 4.4 3.8 Leading Aircraft Lessors Fleet Value ($bn) Source: AirFinance Journal, July 2010.

BBAM - Global, Full Service Platform Approximately 90 employees in eight offices with coverage of all target regions Dedicated in-house professional staff providing a comprehensive platform Origination & Re-Marketing Technical Services Finance, Contracts & Investor Reporting Corporate Finance & Capital Markets Tokyo London Dubai San Francisco Dublin Legal New York Incline Singapore

Current Financing and Financing Outlook Committed Financing Outlook BBAM's management team has 20 years of experience and relationships with aviation banks FLY's debt has no near-term bullet maturities The recovery in aircraft finance markets is progressing nicely Bank market is open and more banks participating Capital markets conditions have improved $828 m securitization Effectively reduced to $658.7 million Minimal amortization until August 2012 Low margin; hedged interest rates No refinancing obligation $578 m term loan Balloon-style maturities starting in November 2012 Low margins, hedged interest rates Securitization No appraised value tests that could cause the securitization to default From July 2010 - July 2012, required to maintain a Debt Service Coverage Ratio of 1.8 : 1; failure to do so triggers amortization; FLY is well within this covenant Facility is non-recourse Aircraft Acquisition Facility Monthly interest coverage ratio must be at least 1.1 : 1, and a rolling 3-month interest coverage ratio of at least 1.25 : 1. FLY is well within this covenant Loan to Value Test: Combined Tranche A + B debt drawn cannot exceed 85% of asset value + cash collateral + 1/2 of qualifying maintenance reserves Facility is non-recourse Key Financial Covenants

Strategy for the Future

The Airline Industry is Beginning to Strengthen The Airline Industry is Beginning to Strengthen August 2010 traffic statistics show demand continues to strengthen for passenger and cargo traffic, albeit at a slower pace than the rapid improvements experienced earlier this year. Compared to August 2009, international passenger demand is up 6.4% while international freight traffic showed a 19.6% improvement August global passenger traffic was 2% higher and cargo demand 3% higher than the pre-crisis 2008 levels IATA is projecting a 2010 airline industry profit of $8.9 billion (up from the $2.5 billion forecast in June) based on increasing demand and disciplined capacity management IATA stated the pace of the recovery will likely slow, as the "jobless" economic recovery is keeping consumer confidence fragile, particularly in North America and Europe Source: IATA September 21, 2010 and September 28, 2010. August 2010 Regional Year-over-Year Revenue Passenger Km (RPK) Growth

The Airline Industry is Positively Correlated with GDP Growth The airline industry is cyclical as air travel is directly correlated to economic activity When the economy prospers, airline traffic increases more than other sectors of the economy, while during a recession, traffic is affected disproportionately The graph above shows while traffic can fall dramatically at the start of a recessionary period, it can also rebound significantly at the end of a recessionary period The International Monetary Fund recently revised its global GDP growth forecast from 3.0% to 4.3% for 2010 Large population developing regions are growing more rapidly Source: World Bank and Airline Monitor, 2010. Annual GDP Growth vs. Annual Airline Passenger Traffic Growth

Twenty Year Fundamentals Remain Strong - Boeing's View Twenty Year Fundamentals Remain Strong - Boeing's View Source: Boeing Current Market Outlook, 2010. 2009 to 2029 Worldwide Annual Growth Rates

FLY - Q2 2010 Financial Results SG&A largely fixed and scalable, 9.6% of total revenue for six months ending June 30, 2010 Servicing fees predictable - largely based on a fixed percentage of lease revenues Interest rates hedged, margins fixed ($ in thousands, except per share data) Six Months ended 6/30/10 Six Months ended 6/30/09 Revenues Operating lease revenue $115,683 $107,152 Equity earnings from BBAM LP 580 - Gain on purchases of notes payable - 57,621 Gain on sale of option to purchase notes payable 12,501 - Lease termination settlement 1,169 7,096 Interest and other income 1,189 1,730 Total Revenues $131,122 $173,599 Expenses Depreciation $42,381 $41,360 Interest expense 37,822 40,587 Selling, general and administrative 12,645 11,123 Debt purchase option amortization 947 1,067 Maintenance and other costs 1,353 995 Total Expenses $95,148 $95,132 Net income before provision for income taxes $35,974 $78,467 Provision for income taxes 6,147 17,522 Net Income $29,827 $60,945 Diluted weighted average number of shares 29,614,487 31,392,469 Diluted earnings per share $1.01 $1.94

FLY - Available Cash Flow ( a Non-GAAP Financial Measure) FLY defines Available Cash Flow ("ACF") as net income plus depreciation, amortization of lease incentives, non-cash share-based compensation, debt issue costs, and deferred income taxes. In addition, non-cash gains on purchases of notes payable and other one-time non- cash items are excluded from ACF. FLY's definition of ACF may not be consistent with similar definitions used by other companies. The reconciliation above compares ACF to net income computed in accordance with Accounting Principles Generally Accepted in the United States (GAAP), the most directly comparable GAAP financial measure. FLY believes ACF provides investors with a measure for evaluating its ability to pay dividends and reinvest in its business. However, ACF excludes certain positive and negative cash items, including principal payments, if any, and has certain important limitations as an indicator of FLY's ability to pay dividends and reinvest in its business. Management uses ACF as a measure for assessing FLY's performance. ACF should be considered in addition to, not as a substitute for, net income or other financial measures determined in accordance with GAAP. Six Months ended 6/30/10 Six Months ended 6/30/10 Six Months ended 6/30/09 Six Months ended 6/30/09 Six Months ended 6/30/10 Six Months ended 6/30/10 Six Months ended 6/30/09 Six Months ended 6/30/09 Six Months ended 6/30/10 Six Months ended 6/30/10 Six Months ended 6/30/09 Six Months ended 6/30/09 ($ in thousands, except per share data) ($ in thousands, except per share data) ($ in thousands, except per share data) ($ in thousands, except per share data) ($ in thousands, except per share data) Six Months ended 6/30/10 Six Months ended 6/30/10 Six Months ended 6/30/09 Six Months ended 6/30/09 Net Income Net Income Net Income $29,827 $60,945 Add: Add: Depreciation Depreciation 42,381 41,360 Amortization of lease incentives Amortization of lease incentives Amortization of lease incentives Amortization of lease incentives 2,607 2,123 Amortization of debt issuance costs Amortization of debt issuance costs Amortization of debt issuance costs Amortization of debt issuance costs 3,848 3,357 Non-cash share-based compensation Non-cash share-based compensation Non-cash share-based compensation Non-cash share-based compensation 846 - Gain on purchases of notes payable Gain on purchases of notes payable Gain on purchases of notes payable Gain on purchases of notes payable - (57,621) Professional fees reimbursed by Babcock & Brown Professional fees reimbursed by Babcock & Brown Professional fees reimbursed by Babcock & Brown Professional fees reimbursed by Babcock & Brown Professional fees reimbursed by Babcock & Brown 2,180 - Provision for deferred income taxes Provision for deferred income taxes Provision for deferred income taxes Provision for deferred income taxes 5,818 17,427 Available Cash Flow Available Cash Flow Available Cash Flow Available Cash Flow $87,507 $67,591 Available Cash Flow Per Share Available Cash Flow Per Share Available Cash Flow Per Share Available Cash Flow Per Share Available Cash Flow Per Share $2.95 $2.15

FLY - Selected Balance Sheet Information Unrestricted cash increased by 20% from year end and continues to grow monthly, despite significant investments in the business and dividends paid Notes payable reduced by $169.4 million (20.5%) in 2009 through debt repurchases ($ in thousands, except per share data) June 30, 2010 (Unaudited) December 31, 2009 (Audited) Cash and cash equivalents $115,100 $95,972 Restricted cash and cash equivalents 146,274 139,241 Flight equipment net 1,705,439 1,748,988 Other assets 47,980 39,931 Total Assets $2,014,793 $2,024,132 Notes payable $657,844 $657,649 Borrowings under aircraft acquisition facility 578,420 594,566 Credit facility 32,290 32,290 Security deposits and maintenance reserves 154,870 152,649 Other liabilities 121,135 102,454 Total Liabilities $1,544,559 $1,539,608 Total Shareholders' Equity $470,234 $484,524 Total Liabilities and Shareholders' Equity $2,014,793 $2,024,132

FLY Leasing (NYSE: FLY) Investor Relations Contact: Matt Dallas +1 203-769-5916 Matt.Dallas@bbam.com